HRT Financial LP

Statement of Financial Condition

December 31, 2020

(in thousands)

Assets

Cash and cash equivalents	$	210,967
Collateralized agreements:		
Securities borrowed		1,860,262
Securities purchased under agreements to resell		21,000
Receivable from broker-dealers, exchanges, and clearing organizations		2,596,956
Financial instruments owned, at fair value		5,576,687
Other assets		9,849
Total assets	$	10,275,721

Liabilities and Partners' Capital

Due to affiliates	$	18,821
Payable to broker-dealers, exchanges, and clearing organizations		138,784
Collateralized agreements:		
Securities loaned		3,057,922
Securities sold under agreements to repurchase		1,048,853
Financial instruments sold, not yet purchased, at fair value		4,293,872
Accounts payable and accrued liabilities		17,712
Total liabilities	$	8,575,964
Partners' capital		
Total partners' capital		1,699,757
Total liabilities and partners' capital	$	10,275,721

See accompanying notes to financial statement.